VIA EDGAR AND FACSIMILE TO (202) 772-9198

June 14, 2011

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	SurModics, Inc.
Form 10-K for Fiscal Year Ended September 30, 2010
Form 10-Q for the Quarter Ended December 31, 2010
File No. 000-23837

Dear Mr. Rosenberg:

On behalf of SurModics, Inc. (the “Company”), we are responding to your letter dated June 6, 2011 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our response to your letter dated May 12, 2011 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2010 filed by the Company on December 14, 2010, and our Form 10-Q for the quarter ended December 31, 2010 filed by the Company on February 4, 2011. Our response to the specific comment is set forth below. For the convenience of the Staff, the comment from the June 6 letter is restated in italics prior to the response to such comment.

Form 10-Q for the Quarter Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 17

1. We note your response to comment 3 that refers to your discussions with a number of interested parties regarding the potential sale of your Pharmaceuticals business and your expectations that these activities will be concluded by the end of calendar year 2011. You also have disclosed that in December 2010, your Board authorized you to explore strategic alternatives for the Pharmaceuticals business, and you have retained a financial advisor to facilitate this process. Considering these activities, please tell us how you determined that this planned sale did not require classification of your Pharmaceuticals business as assets held-for-sale at December 31, 2010. As part of your response, please address how you considered the criteria set forth in ASC 360-10-45-9.

Response:

As noted in your comment, the Board did authorize the Company to explore strategic alternatives for the Pharmaceuticals business, including a potential sale, in December 2010. At that time, the Board authorized

9924 West 74th Street    Eden Prairie, MN 55344    phone 952-500-7000    fax 952-500-7001    www.surmodics.com

United States Securities and Exchange Commission

June 14, 2011

the engagement of a financial advisor to assist with the various potential alternatives, which could include, among others, a spinoff, joint venture, operational changes to the business, and a potential sale. Some of these alternatives could include significant continuing involvement in the operations of the Pharmaceuticals business. The Company stated in its 8-K filing on December 17, 2010 that no decision had been made to enter into any transaction at that time, nor was there any assurance that SurModics will enter into such a transaction (potential sale) in the future.

The Company considered the criteria set forth in ASC 360-10-45-9 to determine the proper classification of assets, and in our assessment the Company concluded that five of the six criteria were not met as of December 31, 2010, and since not all criteria were met the assets were not classified as held-for-sale as of December 31, 2010.

The Company determined that the first criterion was not met, as the Company did not commit to a planned sale of the Pharmaceuticals assets in December 2010. The Company commenced an exercise to explore strategic alternatives, including a potential sale of the Pharmaceuticals business; however, a sale was not the only strategic alternative to be explored, and it was certainly possible that no transaction would be undertaken.

We also determined that the third criterion was not met, as the Company had not committed to a plan to sell the assets of the Pharmaceuticals business as of December 31, 2010. The Company had just started the strategic alternatives process in December 2010, and as mentioned previously there were many possible outcomes, including a potential sale.

The Company assessed the fourth criterion and noted that it was not probable as of December 31, 2010 that the potential sale of assets would be completed within one year. The Company was unsure how long the process would take as of December 31, 2010 and which strategic alternative would be in the Company’s best interest. While we are committed to exploring strategic alternatives, our strong liquidity position enables us significant flexibility regarding the timing of any outcome. To the extent we determined that operating the business and holding it for a year or more may increase its value either as a result of new business and/or improved market conditions, we would certainly consider doing so.

We assessed the fifth criterion and concluded it, too, was not met as of December 31, 2010, as the Company did not have the assets actively marketed for a specific sale price. The Company’s primary objective was to identify alternatives that would maximize value for shareholders. The Company holds a substantial amount of assets in cash and cash equivalents and short- and long-term investments and also generates positive cash flow from operating activities, such that an immediate sale of the Pharmaceuticals business, at any price, was not imperative.

The Company also concluded that the sixth criterion was not met as of December 31, 2010, as the plan of action authorized by the Board was the exploration of strategic alternatives, with the Board assessing feedback from its financial advisor. No commitment was made by the Board to a specific plan of action.

ASC 360-10-45-9 states that a long-lived asset group to be sold shall be classified as held-for-sale in the period in which all of the six criteria are met. The Company’s conclusion was that not all criteria were met as of December 31, 2010, and thus the long-lived assets of the Pharmaceuticals business should not be classified as held-for-sale.

The Company performed an assessment of the criteria in ASC 360-10-45-9 for the quarter ended March 31, 2011 and concluded that the long-lived assets of the Pharmaceuticals business should not be classified as held-for-sale, as there were no substantial changes in the strategic alternatives process. While our financial

United States Securities and Exchange Commission

June 14, 2011

advisor became more active in identifying parties interested in various structures associated with the Pharmaceuticals business, not all of the criteria in ASC 360-10-45-9 were met at March 31, 2011. In connection with future filings, we will continue to monitor the information received from the strategic alternatives process as it relates to ASC 360-10-45-9.

As requested in the Staff’s comment letter, the Company makes the acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, or if you require additional information, please contact me by telephone at (952) 500-7015 or by fax at (952) 500-7021.

Very truly yours,
SurModics, Inc.

/s/ Philip D. Ankeny
Philip D. Ankeny
Senior Vice President and Chief Financial Officer

cc:	Gary R. Maharaj, SurModics, Inc.
Bryan K. Phillips, SurModics, Inc.
Mark A. Lehman, SurModics, Inc.
Adam Krasnoff, Deloitte & Touche, LLP
Douglas Long, Faegre & Benson LLP